SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 14A
                                 (Rule 14A-101)


                            SCHEDULE 14A INFORMATION

Proxy Statement Pursuant to Section 14(a) of the Securities Exchange Act of 1934

Filed by the Registrant  [ ]

Filed by a Party other than the Registrant  [x]

Check the appropriate box:

[ ] Preliminary Proxy Statement
[ ] Definitive Proxy Statement                [ ] Confidential, for Use of the
[ ] Definitive Additional Materials               Commission Only (as permitted)
[x] Soliciting Material Pursuant to               by Rule 14a-6(e)(2)
    Rule 14a-11(c) or Rule 14a-12


                               JUNO LIGHTING, INC.
--------------------------------------------------------------------------------
                (Name of Registrant as Specified In Its Charter)

                        Lens Investment Management, LLC
                           Ram Trust Services, Inc.
                               Robert B. Holmes
                               John B. Goodrich
                                  Nell Minow
                               Robert A.G. Monks
--------------------------------------------------------------------------------
    (Name of Person(s) Filing Proxy Statement, if Other Than the Registrant)

Payment of filing fee (Check the appropriate box):

[x] No Fee Required.

[ ] Fee computed on table below per Exchange Act Rules 14a-6(i)(4) and 0-11.

    (1) Title of each class of securities to which transaction applies: Common Stock, $.01 par value, of Juno Lighting, Inc.
        ------------------------------------------------------------------------
    (2) Aggregate number of securities to which transaction applies: Not applicable.
        ------------------------------------------------------------------------
    (3) Per unit price or other underlying value of transaction computed pursuant to Exchange Act Rule 0-11 (set forth the amount on which the filing fee is calculated and state how it was determined): Not applicable.
        ------------------------------------------------------------------------
    (4) Proposed maximum aggregate value of transaction:  Not applicable.
        ------------------------------------------------------------------------
    (5) Total Fee Paid:  Not applicable.
        ------------------------------------------------------------------------

[ ] Fee paid previously with preliminary materials:

[ ] Check box if any part of the fee is offset as provided by Exchange Act Rule
    0-11(a)(2) and identify the filing for which the offsetting fee was paid previously. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

    (1) Amount Previously Paid:  Not applicable.
        ------------------------------------------------------------------------
    (2) Form, Schedule or Registration Statement No.:  Not applicable.
        ------------------------------------------------------------------------
    (3) Filing Party:  Not applicable.
        ------------------------------------------------------------------------
    (4) Date Filed:  Not applicable.
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                                                              June 7, 1999

                  [LENS INVESTMENT MANAGEMENT, LLC LETTERHEAD]





June 7, 1999

To Our Fellow Stockholders of Juno Lighting, Inc.:

               VOTE "NO" ON THE PROPOSED FREMONT INVESTORS MERGER
               --------------------------------------------------

                  The proposed merger of Juno Lighting, Inc. ("Juno" or the "Company") with an affiliate of Fremont Investors I, LLC ("Fremont Investors") cannot go forward without stockholder approval. The Lens Group(1) believes Juno's stockholders should stop that merger, and we are asking you to join us in voting against it.

                  You will be asked to approve the merger agreement among Juno, Fremont Investors and its affiliate (the "Merger Agreement") at a Special Meeting of Stockholders of Juno scheduled for June 29, 1999 (the "Special Meeting").(2) Under the merger contemplated by that agreement (the "Merger"), Juno's current stockholders would receive merger consideration that the Lens Group believes is inadequate.

                  As discussed in greater detail below, we believe (i) Juno's stock is worth more than $25 per share, (ii) the value offered in the Merger is less than $25 per share, (iii) the timing of the Merger is bad, (iv) continuing holders of Juno common stock after the Merger will have no meaningful say in the Company and (v) the Merger is inappropriately conditioned upon the approval of a new stock option plan.

                  As the owners of an aggregate of approximately 7.2% of Juno's outstanding common stock, we urge our fellow stockholders to join us and VOTE "NO" on the proposal to approve the Merger Agreement, thereby forcing the


-----------------------------

(1) The "Lens Group" consists of Lens Investment Management, LLC, Ram Trust Services, Inc., Robert B. Holmes, John B. Goodrich, Nell Minow and Robert A.G. Monks. The Lens Group has filed a preliminary proxy statement with the Securities and Exchange Commission ("SEC") with respect to the solicitation of proxies in connection with Juno's 1999 annual meeting of stockholders for the election of Mr. Monks and Ms. Minow as directors of Juno and an amendment to Juno's by-laws which, effective one year after such approval, would prohibit more than one "inside director" from serving on Juno's Board of Directors. The Lens Group is not seeking your vote for their election at this time. Juno has not yet announced a time, place or date for the 1999 annual meeting. If and when Juno makes such an announcement, the Lens Group will send stockholders a final proxy statement, including a proxy card, at the earliest practicable date following such announcement. However, the Fremont Investors' deal will be submitted to stockholders for approval at the special meeting on June 29, 1999, prior to the 1999 annual meeting.

(2) If you would like to change the voting instructions you have already given for the Special Meeting with respect to your Juno shares, simply call your bank, broker or other nominee with your revised voting instructions.



NY2:\564522\05\C3L605!.DOC\58531.0006

Company to hold its annual meeting of stockholders. You will then have the chance to elect two Lens Group nominees to the Juno Board, which is currently dominated by insiders. Our independent directors will be committed to protecting and enhancing long-term stockholder value. Even if they are not elected, however, we believe it is still in your interests to vote against this deal, in order to let management and the current Juno Board know that the stockholders expect and deserve better.

                           WHY YOU SHOULD JUST VOTE NO

                  The Lens Group believes that you should vote AGAINST approval of the Merger Agreement for the following reasons:

                  1. The Price is Too Low. Even if we assume that the value of the proposed merger consideration that would be received by Juno stockholders amounts to $25 per share (which, as described below, we don't believe), the Lens Group believes that this price is inadequate.

                  Juno Stock Is Worth More Than $25 Per Share. We believe that Juno is worth more as a stand-alone entity than the price offered by Fremont Investors. Juno's industry peers(3) trade, as of May 31, 1999, at an average P/E multiple(4) of 15.25x and an average EV/EBITDA multiple(5) of 10.40x. Juno should trade at least as high as its peers owing to the following:

            (1)   its superior operating margins (the highest of its peers);

            (2) its superior returns on equity and assets (the highest of its peers, when adjusted to exclude the income, as well as asset and book values, of excess cash and equivalents); and

            (3) its excellent growth prospects given both a superior market niche presence and a recently completed plant capacity addition.


-----------------------------

(3) We have assumed that Juno's "peers" consist of the following five publicly traded companies in the lighting industry which, according to Juno's Proxy Statement for the Special Meeting, were used by Juno's financial advisor, William Blair & Company, L.L.C. ("Blair"), in its analysis: Advanced Lighting Technology, Inc., Genlyte Group, Inc., Holophane Corp., LSI Industries, Inc. and SLI Inc.

(4) P/E multiple is equal to the market price per share divided by the First Call Corporation mean earnings per share estimate for the current fiscal year. For purposes of computing the average P/E multiple, the highest P/E multiple (Advanced Lighting Technology Inc. - 50.0x) and the P/E multiple for Genlyte Group Inc. (for which a First Call Corporation estimate was not available) were excluded.

(5) EV/EBITDA multiple means Enterprise Value (market value of common capital plus total debt less cash and cash equivalents) divided by EBITDA (trailing 12 months earnings before interest, taxes, depreciation and amortization).

Applying these multiples to our estimate of Juno's fiscal 1999 earnings(6) and actual trailing 12-month EBITDA, Juno's shares should trade at approximately $27.21 per share based upon the P/E multiple and $29.10 per share based upon the EV/EBITDA multiple, or an average of $28.16 per share based upon these two multiples.

                  As discussed below under "An Alternative to Enhance Stockholder Value," the Company can also take steps now to increase stockholder value.

                  The Value of the Proposed Merger Consideration May Be Less Than $25 Per Share. Under the terms of the Merger Agreement, current Juno stockholders would elect to receive for each share of Juno common stock, either $25 in cash or one share of common stock of Juno as the surviving corporation in the Merger ("New Juno Common Stock"). However, because of certain proration requirements, it is likely that current Juno stockholders who elect to receive all cash would be paid in both cash and shares of New Juno Common Stock.(7)

                  According to Juno's Proxy Statement for the Special Meeting, Juno's financial advisor, Blair, values the New Juno Common Stock at $25 per share. Significantly, however, Blair has expressed no opinion as to the trading price of the New Juno Common Stock after the Merger. Blair also does not acknowledge that a "minority discount" may apply to the shares of New Juno Common Stock to be received by current stockholders because such shares cannot convey control of the Company to a new buyer. Moreover, were Fremont Investors to eventually sell its controlling interest in Juno to a third party, the holders of New Juno Common Stock have no assurance that they will be permitted to participate in such sale on the same terms.

                  In addition, Juno admits in the Juno Proxy Statement that the reduced public float after the Merger may result in a significant decrease in the liquidity of shares of New Juno Common Stock and could cause the market


-----------------------------

(6) We estimate that Juno will have fiscal 1999 earnings per share of $1.78. We derived estimated net income based upon Juno's estimates of fiscal 1999 sales and EBITDA contained in Juno's Proxy Statement for the Special Meeting and taking into account the effects of the use of cash and borrowings by the following pro forma adjustments for fiscal 1999: additional interest expense of approximately $8.1 million; reduced interest and dividend income of approximately $5.0 million; and an income tax rate of approximately 40%. In preparing our estimate of fiscal 1999 net income, we also subtracted from the estimate of fiscal 1999 EBITDA contained in Juno's Proxy Statement for the Special Meeting (approximately $50.6 million), our estimates of (i) depreciation and amortization (we used $3.8 million as compared with actual depreciation and amortization of approximately $3.7 million for fiscal 1998), (ii) net interest and dividend income (we used approximately $5.1 million, representing four times the actual result for the first quarter of fiscal 1999) and (iii) income taxes (we estimated approximately $18.7 million based on our estimate of $51.9 million of fiscal 1999 pre-tax income taxable at a 36% rate, as compared with actual income taxes of $14.6 million in fiscal 1998).

(7) If all current stockholders elect to receive cash for all of their shares, because of the proration provisions of the Merger Agreement, they would receive, in effect, only $21.775 per share in cash and a continuing equity interest or "stub" for the balance.

price of such shares to be subject to significant fluctuations. Juno further conceded that it cannot assure stockholders that New Juno Common Stock will continue to be listed on NASDAQ, and that such delisting could make it more difficult to sell shares and obtain prices that reflect its value. Additionally, the Juno Proxy Statement makes clear that no dividends are expected to be paid on the New Juno Common Stock after the Merger, as opposed to dividends paid by the Company for the last two quarters at the rate of $.40 per share per annum. There is one stockholder, however, who will get dividends -- Fremont Investors, as the sole owner of the new series of convertible preferred stock to be issued in connection with the Merger. Finally, Juno admits that the substantial debt leverage of New Juno after the Merger will have a negative effect on net income.

                  Based on the foregoing, the Lens Group is of the opinion that the shares of New Juno Common Stock will not be valued in the market at $25 per share, and may be worth far less than that.

                  2. The Timing is Bad. There is no need to sell control of the Company now. The Company makes no attempt to justify the timing of the sale. Indeed, since the deal with Fremont Investors was struck, the market multiples and the stock prices of Juno's peers have improved materially. Based on the analysis above, the Lens Group believes that Juno should be trading at a price in excess of $25 per share and, as discussed below, other steps can be taken to increase stockholder value. If Juno's Board of Directors cannot obtain a better return for stockholders than the current deal with Fremont Investors, the sale of the Company should be postponed until market conditions are more favorable or until its profits, which have increased steadily, lead to higher share valuations (the Company estimates in its Proxy Statement for the Special Meeting that EBITDA will grow by approximately 18.0% per annum over the next five years).

                  3. The Selling Process was Inadequate. Once the decision is made to sell a company, the Lens Group believes that the best way to achieve optimal stockholder value is an open, public auction. This means that all viable strategic and financial buyers would be contacted. The Company's secret, selective process may have deprived stockholders of the best possible deal. We know of at least one potential strategic buyer, which Juno itself includes in its peer group, that was never contacted by Juno to make a bid. In a public auction context, we would not have the problem of potential buyers being "left off the list."

                  4. If the Deal Goes Through, Public Stockholders Will Have No Meaningful Say in the New Company. If the Merger Agreement is approved, current stockholders who receive New Juno Common Stock will have no meaningful say in matters put to a stockholder vote because Fremont Investors will own approximately 60.5% of the fully-diluted voting power of Juno's equity securities. Fremont Investors will control the Board.

                  5. A New Stock Incentive Plan Should Not Be a Condition to the Merger. A condition to the Fremont Investors' deal is that Juno stockholders approve the 1999 Stock Award and Incentive Plan, which would allow up to 940,000 additional shares of common stock to be issued by Juno to management pursuant to option grants. If options for all those shares are issued, they would represent approximately 28% of the New Juno Common Stock after the deal (assuming 2.4 million shares remain outstanding) and over 12% of the New Juno Common Stock on a fully-diluted basis. The Lens Group believes that making approval of the option plan a condition to the deal serves the interests of management at the expense of the stockholders. The Lens Group has no problem in seeking to incentivize management through equity ownership; however, it does not see why adopting a new option plan should be a condition to the Merger.


                   AN ALTERNATIVE TO ENHANCE STOCKHOLDER VALUE

                  As indicated in our May 7, 1999 letter to stockholders, we believe Juno can substantially enhance stockholder value by instituting a meaningful share repurchase program, using a combination of modest borrowings against the real estate and cash flow of the operating business plus excess cash to fund substantial repurchases. For example, we believe Juno should be able to borrow $100 million at an assumed interest rate of 8.0% per annum and combine this borrowing with approximately $110 million of excess cash and cash equivalents that we estimate it will have on its balance sheet by the end of its fiscal year,(8) and use this $210 million to fund repurchases. If, for example, Juno could use such funds to acquire 8.4 million shares (approximately 45% of the outstanding shares) at an average price of $25 per share, the pro forma earnings per share estimate for fiscal 1999 would rise to $2.29. Applying the P/E multiple of 15.25x and the EV/EBITDA multiple of 10.40x after such repurchases, the shares that remain outstanding would be valued at $34.89 per share and $32.47 per share, respectively, or an average of $33.68 per share, based on these two multiples.

                  If, subsequent to such share repurchase, the market values described above are achieved and Juno can then receive a significant premium over such values through a sale or merger of its business, then it might well be time to sell or merge. If not, the Company should seek to maximize its profitability and pursue internal growth or growth through acquisition.


-----------------------------


(8) The Company had approximately $103.7 million of cash and marketable securities on its balance sheet as of February 28, 1999, as reported in its Quarterly Report on Form 10-Q for the fiscal quarter ended on such date. Based upon Juno's estimate of 1999 EBITDA contained in Juno's Proxy Statement for the Special Meeting, we anticipate that such amount will increase to approximately $117 million by November 30, 1999.

                         WHAT CAN JUNO STOCKHOLDERS DO?

                                    VOTE NO!
                                    --------

                  If we vote NO on the proposed Merger Agreement, Juno management will have to abandon the deal and let current stockholders continue to control the destiny of the Company. If stockholders vote down the approval of the Merger Agreement, Juno will be forced to hold an annual meeting, at which the Lens Group has proposed two director-nominees and an amendment to the Company's by-laws which, effective one year after such approval, would prohibit more than one "inside director" from serving on the Company's Board at any given time. If elected, the Lens Group nominees will urge the adoption of a plan to return excess cash to stockholders through the share repurchase program described above.

                  In addition, if and when market conditions are favorable, the Lens Group nominees would attempt to cause Juno to publicly and professionally auction the Company. The Lens Group believes that, independent of the effects of any share repurchase program, a future auction would be likely to yield better results than the Fremont Investors transaction because (1) the auction would be conducted in public, (2) the sale would not take place until the market valued the Company at a price reflective of its true value, and (3) the presence of bona fide independent directors on the Board would help ensure that all potential strategic buyers will be fully pursued. As indicated above, if market conditions for such an auction are not favorable, the Lens Group nominees would attempt to cause Juno to focus on expansion through internal growth or acquisition. If members of current management are not up to the task, the Lens Group's nominees would urge the Board to find suitable replacements.

                  Accordingly, the Lens Group recommends that Juno stockholders vote AGAINST the Merger Agreement and the transactions contemplated thereby, including the purchase by Fremont Investors of $106 million of a new series of convertible preferred stock of Juno. Additionally, the Lens Group recommends that Juno stockholders vote AGAINST the other proposals set forth in the Juno Proxy Statement, which include the adoption of an amended and restated certificate of incorporation of Juno authorizing such preferred stock and the adoption of the Juno Lighting, Inc. 1999 Stock Award and Incentive Plan.

                  Juno belongs to its stockholders, not to management or the Board of Directors. We believe that the Fremont Investors deal does not reflect Juno's current or potential value and that Juno has better alternatives. We at the Lens Group plan to vote against the Merger Agreement at the Special Meeting and we urge you to do the same. The time has come to JUST VOTE "NO."

                  Please call us if you have any questions or comments.


                                          Sincerely,

                                          Your Fellow Stockholder

                                          LENS INVESTMENT MANAGEMENT, LLC

                                          By: /s/ Nell Minow
                                              --------------------------------
                                              Name: Nell Minow
                                              Title: Member

                                              (202) 434-8723

                                              info@lens-inc.com



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